AB 2/28/06

06003458

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48749

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2006 WASH, D.C. 21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SEGERDAHL & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
250 East Wisconsin Avenue, Suite 800
(No. and Street)

MILWAUKEE, WI 53202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Johan C. R. Segerdahl, President (414) 291-7820
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name – if individual, state last, first, middle name)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Johan C.R. Segerdahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Segerdahl & Co., Inc., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN M. PECARD
NOTARY PUBLIC
STATE OF WISCONSIN

Signature

President
Title

Notary Public 1/17/10

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audi

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEGERDAHL & CO., INC.
TABLE OF CONTENTS

SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

To the Board of Directors of
Segerdahl & Co., Inc.
Milwaukee, Wisconsin

We have audited the accompanying balance sheets of Segerdahl & Co., Inc. (a Wisconsin S corporation) as of December 31, 2005 and 2004, and the related statements of operations and comprehensive income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Segerdahl & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Segerdahl & Co., Inc. as of December 31, 2005 and 2004, and the results of its operations, its cash flow, and changes in subordinated liabilities for the years then ended, in conformity with United States generally accepted accounting principles.

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271-9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

To the Board of Directors of
Segerdahl & Co., Inc.
Page Two

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 to 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 18, 2006

SEGERDAHL & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 15,686	$ 89,067
Accounts receivable	12,091	17,828
Investments - held to maturity	78,504	-
Total current assets	106,281	106,895
PROPERTY AND EQUIPMENT		
Software	-	2,608
Office equipment	18,106	58,933
	18,106	61,541
Accumulated depreciation	18,106	61,414
Total property and equipment	-	127
OTHER ASSETS		
Available for sale securities	35,708	10,353
Other investments	29,100	29,100
Total other assets	64,808	39,453
TOTAL ASSETS	$ 171,089	$ 146,475

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
CURRENT LIABILITIES		
Line of credit	$ 18,500	$ 16,000
Accounts payable	5,974	3,331
Accrued commissions payable	15,604	10,115
Total current liabilities	40,078	29,446
STOCKHOLDER'S EQUITY		
Common stock, Class A - authorized 2,000 shares, $1 par value; 2,000 shares issued and outstanding	2,000	2,000
Common stock, Class B - authorized 2,000 shares, $1 par value, non-voting; 353 shares issued and outstanding	353	353
Paid-in capital	875,227	790,227
Retained earnings (deficit)	(769,082)	(672,709)
Accumulated other comprehensive income	22,513	(2,842)
Total stockholder's equity	131,011	117,029
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 171,089	$ 146,475

See accountants' report and accompanying notes.

SEGERDAHL & CO., INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Commission income	$ 271,686	$ 186,196
Commission income - mutual funds	2,267	46,707
Consult fees	211	1,871
Interest fees	28,886	27,785
Other fee income	2	-
Total revenues	303,052	262,559
OPERATING EXPENSES		
Salaries	79,356	199,782
Commissions	106,960	126,196
Operations	214,684	277,580
Total operating expenses	401,000	603,558
LOSS FROM OPERATIONS	(97,948)	(340,999)
OTHER REVENUES (EXPENSES)		
Dividend and interest income	1,328	2,067
Gain on sale of stock	-	245,116
Rental	4,110	-
Interest expense	(3,863)	(108)
Total other revenues (expenses)	1,575	247,075
NET LOSS	$ (96,373)	$ (93,924)
OTHER COMPREHENSIVE INCOME		
Unrealized gain (loss) on securities	25,355	(4,782)
COMPREHENSIVE INCOME	$ (71,018)	$ (98,706)

See accountants' report and accompanying notes.

SEGERDAHL & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2005 and 2004

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE - DECEMBER 31, 2003	$ 2,000	$ 353	$ 754,227	$ (578,785)	$ 1,940	$ 179,735
Comprehensive Income						
Net loss	-	-	-	(93,924)	-	(93,924)
Other comprehensive income						
Unrealized loss on available for sale securities	-	-	-	-	(4,782)	(4,782)
Paid in capital	-	-	36,000	-	-	36,000
BALANCE - DECEMBER 31, 2004	2,000	353	790,227	(672,709)	(2,842)	117,029
Comprehensive Income						
Net loss	-	-	-	(96,373)	-	(96,373)
Other comprehensive income						
Unrealized gain on available for sale securities	-	-	-	-	25,355	25,355
Paid in capital	-	-	85,000	-	-	85,000
BALANCE - DECEMBER 31, 2005	$ 2,000	$ 353	$ 875,227	$ (769,082)	$ 22,513	$ 131,011

See accountants' report and accompanying notes.

SEGERDAHL & CO., INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (96,373)	$ (93,924)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	127	3,043
Gain on sale of stock	-	(245,116)
Changes in operating assets and liabilities		
Accounts receivable	5,737	(6,644)
Accounts payable	2,643	(11,507)
Accrued commissions payable	5,489	4,924
Net cash used in operating activities	(82,377)	(349,224)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(187,237)	(169,494)
Proceeds from sales of investments	108,733	547,010
Net cash provided by (used in) investing activities	(78,504)	377,516
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on loans from affiliates	-	(17,000)
Proceeds from line of credit	434,500	393,000
Payments on line of credit	(432,000)	(377,000)
Additional paid-in capital	85,000	36,000
Net cash provided by financing activities	87,500	35,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(73,381)	63,292
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	89,067	25,775
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 15,686	$ 89,067
SUPPLEMENTAL INFORMATION		
Cash paid during the year for:		
Interest	$ 3,863	$ 108

See accountants' report and accompanying notes.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a Wisconsin Corporation registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on December 20, 1996.

Allowance for Doubtful Accounts

The company maintains an aging of its trade receivables to determine which accounts are delinquent. Trade receivables are considered for write-off when an invoice is in excess of 180 days old and management has assessed the likelihood of collection as doubtful. No allowance for uncollectible accounts has been established as of December 31, 2005 or 2004 as management currently considers all accounts to be collectible.

Property and Equipment

Property and equipment is stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment	5 – 7 years
Software	3 years

Depreciation and amortization expense was $127 and $3,043 for the years ended December 31, 2005 and 2004, respectively.

Use of Estimates

The preparation of the financial statements in conformity with generally-accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Accordingly, no provision or liability for income taxes has been included in the financial statements.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market and highly liquid debt instruments with a maturity of three months or less.

NOTE 2 – ACCOUNTS RECEIVABLE

The accounts receivable balance of $12,091 at December 31, 2005 is comprised of broker-to-broker receivables. The accounts receivable balance of $17,828 at December 31, 2004 is comprised of broker-to-broker receivables. All accounts are carried at their collectible amounts.

NOTE 3 – INVESTMENTS

The Company's investments in debt securities consist of two U.S. Treasury Bills due May 11, 2006 and January 26, 2006. These investments are classified as held to maturity and are held by Pershing as a Clearing Account; their use is restricted. Held to maturity, securities are reported at amortized cost and consisted of the following at December 31, 2005 and 2004:

	Cost at 12/31/05	Fair Value at 12/31/05	Unrealized Gain (Loss) at 12/31/05
Held to Maturity Securities	$ 78,504	$ 79,441	$ 937
Available-for sale	$ 13,195	$ 35,708	$ 22,513

	Cost at 12/31/04	Fair Value at 12/31/04	Unrealized Gain (Loss) at 12/31/04
Held to Maturity Securities	$ -	$ -	$ -
Available-for sale	$ 13,195	$ 10,353	$ (2,842)

NOTE 3 – INVESTMENTS (CONTINUED)

The available-for sale investments are reported at their aggregate fair value and the net unrealized gain or loss is reported as a separate component in the stockholder's equity section. The Company also holds private placement nonmarketable securities. These investments are recorded at cost; there is no readily determinable fair value as these securities are not publicly traded on a registered securities exchange. The cost of the private placement nonmarketable securities was $29,100 and $29,100 at December 31, 2005 and 2004, respectively.

NOTE 4 – RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Corporation maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3 (K)(2)(A).

NOTE 5 – MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $50,000. At December 31, 2005 and 2004, respectively, the Corporation's net capital as defined was $15,656 and $25,751 in excess of the minimum net capital required.

NOTE 6 – LINE OF CREDIT

The Company has a line of credit available with a bank in the amount of $100,000. The stated interest rate is 7.25% and 5.25% at December 31, 2005 and 2004, respectively. The outstanding balance at December 31, 2005 and 2004 was $18,500 and $16,000, respectively.

NOTE 7 – MAJOR CUSTOMER

The Company had two customers in 2005 and 2004 that represented 92% and 97%, respectively, of revenues earned.

NOTE 8 – RELATED PARTIES

The Company entered into an employee leasing and expense sharing agreement with Iron Block Holdings, LLC, one of the shareholders of the Company, effective January 1, 2003. The agreement states that Iron Block Holdings will supply personnel, fringe benefits, and administrative support services. Iron Block Holdings will also provide use of office space and various administrative costs. The Company will pay the costs of those employees assigned to the Company, including salary, fringe benefits, payroll taxes, and commissions. The Company will pay 27% in 2005 and 27% in 2004, of the cost of office space and other administrative costs. The total amount paid to Iron Block Holdings for payroll and administrative expenses, for the years ended December 31, 2005 and 2004 was $261,881 and $507,601, respectively.

One of the shareholders of the Company owned 70.45% of Northern Oak Capital Management, Inc., a related party, in 2005 and 2004. The Company received advances from related entities during 2005 and 2004. During 2005, payments of $327,728 were received from Iron Block Holdings, LLC. The Company paid $327,728 in repayment of these advances to Iron Block Holdings, LLC. The Company paid advances to Iron Block Holdings, LLC of $591,412. Iron Block Holdings, LLC repaid the advances of $591,412 to the Company. The amounts due to and due from Iron Block Holdings, LLC for the year ended December 31, 2005 were $0 and $0, respectively. During 2004, payments of $76,000 were received from Iron Block Holdings, LLC. The Company paid $76,000 in repayment of these advances to Iron Block Holdings, LLC and $17,000 to Northern Oak Capital Management, Inc. in repayment of an advance from 2003. The amounts due to Iron Block Holdings, LLC and Northern Oak Capital Management, Inc. for the year ended December 31, 2004 were $0 and $0, respectively.

One of the shareholders of the Company owns 80% of Red Granite, which owns 58.06% of Waveland Ventures, LLC in 2005 and 2004. During 2005, there were no advances between the Company and Northern Oak Capital Management, Inc. or Waveland Ventures LLC. During 2004, advances were paid to Waveland Ventures, LLC of $97,861, Northern Oak Capital Management, Inc. of $90, 793, and Iron Block Holdings, LLC of $341,243. Waveland Ventures, LLC, Northern Oak Capital Management, Inc., and Iron Block Holdings, LLC repaid the entire amounts during 2004. The amounts due from Waveland Ventures, LLC, Northern Oak Capital Management, Inc., and Iron Block Holdings, LLC for the years ended December 31, 2005 and 2004 are $0.

SEGERDAHL & CO., INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
December 31, 2005 and 2004

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2005	2004
NET CAPITAL		
Total stockholders' equity	$ 131,011	$ 117,029
DEDUCTIONS		
Nonallowable assets:		
Furniture and equipment	-	127
Securities not readily marketable	64,808	39,453
	64,808	39,580
NET CAPITAL BEFORE HAIRCUTS	$ 66,203	$ 77,449
HAIRCUTS ON SECURITIES		
U.S. government obligations	393	-
Money market instruments	154	1,698
	547	1,698
NET CAPITAL	$ 65,656	$ 75,751
MINIMUM NET CAPITAL REQUIRED	50,000	50,000
EXCESS NET CAPITAL	$ 15,656	$ 25,751
EXCESS NET CAPITAL AT 1,000%	$ 61,648	$ 72,806
AGGREGATE INDEBTEDNESS	$ 40,079	$ 29,446
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	61%	39%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 65,656	$ 76,557
Decrease in nonallowable assets	127	3,043
Audit adjustments:		
Adjustment to property and equipment	(127)	(3,043)
Additional liability	-	(834)
Total audit adjustments	(127)	(3,877)
Adjustment to computation of haircuts	-	28
NET CAPITAL PER ABOVE	$ 65,656	$ 75,751

The computation of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Segerdahl & Co., Inc. because the transactions are limited to commissions earned from the sale of securities.

See accountants' report.

SCRIBNER
COHEN
AND
COMPANY
CPAs
and
Advisors

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROL

To the Board of Directors
Segerdahl & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Segerdahl & Co., Inc.(the Company), for the year ended December 31, 2005, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally-accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the

To the Board of Directors
Segerdahl & Co., Inc.
Page Three

Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by, anyone other than those specified parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 18, 2006